Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-206013

Dated April 18, 2018

Release

NEW YORK	April 18, 2018

Deutsche Bank AG Announces Pricing of Cash-Settled Equity Linked Notes Linked to the Common Stock of JPMorgan Chase & Co. due May 1, 2023

Deutsche Bank AG, London Branch (the “Issuer”) today announces the pricing of its public offering of $225,000,000 of Cash-Settled Equity Linked Notes Linked to the Common Stock of JPMorgan Chase & Co. due May 1, 2023 (the “Notes”).

The Notes will bear interest at a rate of 1.00% per year, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2018, and will mature on May 1, 2023.  The Notes cannot be exchanged or redeemed early and will be cash-settled at maturity.  The amount of cash payable on the Notes at maturity will be based on the volume-weighted average price of the common stock of JPMorgan Chase & Co (“JPM”).

The threshold price (the “Threshold Price”) of the Notes will be set at a 16% premium to the initial price (the “Initial Price”) of the Notes, which will equal the volume-weighted average price of one share of JPM common stock on the trading day immediately following April 18, 2018. The Threshold Price and Initial Price are expected to be announced after such trading day.

The Notes will be issued with a minimum purchase of $100,000 and in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof at an issue price of 103% of the face amount of the Notes. Settlement and delivery of the Notes is expected to take place on April 23, 2018.

Deutsche Bank Securities Inc. acted as Sole Bookrunner.

Contact:

Press & Media Relations

Kerrie McHugh

Phone: +1 (212) 250-6853

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering of the Notes. Before you invest, you should read the prospectus in that registration statement and the other documents relating to the offering of the Notes that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and the offering of the Notes. You may obtain these documents without cost by visiting EDGAR on

Issued by the press department of Deutsche Bank AG NY 60 Wall Street, New York, NY 10005 Phone: +1 (212) 250-7171	Internet: http://www.db.com http://www.db.com/press E-Mail: press-media-relations.americas@db.com

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the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG or DBSI will arrange to send you the prospectus, prospectus supplement and the preliminary pricing supplement if you so request by calling toll-free 1-800-503-4611.

About Deutsche Bank

Deutsche Bank provides commercial and investment banking, retail banking, transaction banking and asset and wealth management products and services to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals. Deutsche Bank is Germany’s leading bank, with a strong position in Europe and a significant presence in the Americas and Asia Pacific.

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 16 March 2018 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

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